Further trial data awaited for Bonefos(R) (NDA) in the U.S.

Berlin, May 11, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the outcome of its new drug application (NDA) for Bonefos(R) (clodronate) is dependent upon the results of the ongoing National Surgical Adjuvant Breast and Bowel Project (NSABP) B-34 study.

At a recent meeting with the U.S. Food and Drug Administration (FDA) the agency indicated that it would not consider approving Bonefos(R) for marketing until results from the ongoing NSABP B-34 trial are known. Final results from that trial, which has completed enrollment of 3,323 women with breast cancer in March 2004, are expected in 2008.

Berlex, Inc., a U.S. affiliate of Schering AG, submitted an NDA for the use of Bonefos(R) in the United States as an adjuvant oral treatment for reducing the occurrence of bone metastases in Stage II/III breast cancer patients and had received an approvable letter for Bonefos(R) from the FDA on January 6, 2005.

"Given the added direction that was provided at our recent discussion with the FDA, we now will focus our attention on the results that the NSABP study will provide to help us chart the future course for Bonefos(R)," said Carlo Montagner, Head Global Business Unit Oncology. "Based on the broad clinical experience with Bonefos(R) in many countries, and the fact that there is a significant unmet medical need, we remain hopeful about options to make Bonefos(R) available as an adjuvant oral treatment for patients with breast cancer."

Oral Bonefos(R) is approved in 67 countries outside the Unites States largely for the treatment of tumor-induced osteolysis and hypercalcemia. So far, nearly 20 years of use and 300,000 patient-years of experience with Bonefos(R) have been accumulated worldwide.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Your contacts in the US:
Media Relations: Kimberley Jordan, T:+1-973-487 2592, kimberley_jordan@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng